Exhibit (a)(5)(E)

NEWS RELEASE
Robert M. Thornton, Jr. Chief Executive Officer (770) 933-7004

SUNLINK HEALTH SYSTEMS, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

Atlanta, Georgia (December 28, 2017) – SunLink Health Systems, Inc. (NYSE:American: SSY) today announced the final results of its tender offer (the “Offer”) which expired at midnight, New York City Time, on December 21, 2017. In the Offer, SunLink offered to purchase up to $2,500,000 of its common shares at a price of $1.60 per share.

Based on the tabulation by American Stock Transfer & Trust Company (AST), the depositary for the Offer, 3,725,656 common shares of SunLink were properly tendered and not withdrawn. In accordance with the terms and conditions of the Offer and based on a final count by the Depositary, the Company accepted for payment a total of 1,745,751 SunLink common shares at a price of $1.60 per share, for a total cost of approximately $2,793,202, excluding fees and expenses relating to the Offer. These shares represent approximately 19% of the Company’s total outstanding common shares as of December 21, 2017. The common shares of SunLink purchased include the approximately 1,562,500 shares the Company initially offered to purchase and approximately 183,251 additional common shares that the Company elected to purchase pursuant to its right to purchase up to an additional 2% of its outstanding common shares.

Because the Offer was oversubscribed, the Company purchased only a prorated portion of the shares properly tendered by each tendering stockholder (other than “odd lot” holders whose shares were purchased on a priority basis) at the $1.60 per share purchase price. Based on the tabulation by AST, and accounting for the effect of odd lot priority on the proration factor, the Depositary has informed the Company that the proration factor for the Offer was approximately 46.75% of the common shares validly tendered and not validly withdrawn based on the total number of shares reported to be tendered and not withdrawn prior to the expiration of the Offer and accounting for “odd lot” priority. Payment for the shares accepted for purchase pursuant to the Offer, and the return of all other shares tendered and not purchased, will occur promptly.

The Company’s Offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated November 21, 2017 and as amended December 7, 2017, in which the Company offered to purchase for cash up to $2,500,000 of its common shares at a price per share of $1.60.

Investor questions concerning the Offer may be directed to D.F. King & Co., Inc., the Information Agent for the Offer at 1 (800) 820-2412 or for banks and brokers at (212) 269-5550. Shareholders who tendered shares and who have questions may call American Stock Transfer & Trust Company, the depositary for the Offer, at (718) 921-8317.

As a result of the completion of the Offer, immediately following payment for the tendered shares, the Company expects that it will have approximately 7,416,814 common shares issued and outstanding and held by approximately 340 shareholders of record. The Company believes the number of tenders by record holders in response to the Offer did not result in the Company being in a position to deregister as a public company should its Board of Directors have decided to do so.

Robert M. Thornton, Jr., SunLink’s Chairman and CEO stated, “we are pleased to have been able to provide liquidity for those shareholders who chose to tender shares, and we look forward to continuing to seek increased shareholder value for those shareholders who chose to hold their shares and not tender.”

Additional Information for Shareholders

This press release is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any common shares of SunLink Health Systems, Inc.

About SunLink

SunLink Health Systems, Inc. (“SunLink” or the “Company”) is the parent company of subsidiaries that own and operate healthcare businesses in the Southeast. Each of the Company’s healthcare businesses is operated locally with a strategy of linking patients’ needs with dedicated physicians and healthcare professionals. For additional information on SunLink Health Systems, Inc., please visit the Company’s website at www.sunlinkhealth.com.

This press release may contain certain statements of a forward-looking nature. The statements contained herein which are not historical facts are considered forward-looking statements under federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The Company has no obligation to update such forward-looking statements except as required by applicable law. Actual results may vary significantly from these forward-looking statements.